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                              August 19, 2021

       Haijun Wang
       Chairman and Chief Executive Officer
       Atour Lifestyle Holdings Limited
       18th floor, Wuzhong Building
       618 Wuzhong Road, Minhang District
       Shanghai, People's Republic of China

                                                        Re: Atour Lifestyle
Holdings Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed July 12, 2021
                                                            File No. 333-256881

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amended Form F-1

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in or having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your Class A Ordinary Shares/ADSs or could significantly limit or completely hinder your
ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to
data security or anti-monopoly concerns, has or may impact the
                                                        company   s ability to
conduct its business, accept foreign investments, or list on an U.S. or
 Haijun Wang
FirstName  LastNameHaijun   Wang
Atour Lifestyle Holdings Limited
Comapany
August 19, NameAtour
           2021        Lifestyle Holdings Limited
August
Page 2 19, 2021 Page 2
FirstName LastName
         other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
2. In your summary of risk factors, disclose the risks that being based in and having the
         majority of the company   s operations in China poses to investors. In
particular, describe
         the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your Class A Ordinary
         Shares/ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve your operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
4. Provide a clear description of how cash is transferred through your organization. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries to the parent company and U.S.
         investors.
Risk Factors, page 21

5.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your Class A Ordinary Shares/ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment
 Haijun Wang
Atour Lifestyle Holdings Limited
August 19, 2021
Page 3
      in China-based issuers, where you acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors, please clarify that these actions may not only have a material adverse effect on the trading price of your ADSs but could cause the value of such securities to significantly decline or be worthless.
We may be liable for improper use or appropriation of personal information provided by our customers, page 40

6.    We note your disclosure on pages 40     41 describing the ways in which
your business
      may be impacted by the uncertainties raised by greater oversight by the Cybersecurity
      Administration of China over data security, particularly for companies seeking to list on a foreign exchange. Please expand to explain how this oversight impacts your offering, and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

7. It appears you have made significant changes to your audited financial statements. Please tell us whether these changes were subject to audit, and if so, explain to us what consideration your auditor gave to dual dating their audit opinion.
       You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameHaijun Wang
                                                             Division of
Corporation Finance
Comapany NameAtour Lifestyle Holdings Limited
                                                             Office of Real
Estate & Construction
August 19, 2021 Page 3
cc:       Li He, Esq.
FirstName LastName